FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated August 14, 2012 entitled “AFP PROVIDA S.A. reports its results for the period ended June 30, 2012”

Item 1

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – August 14, 2012 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2012. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended June 30, 2012

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2012

Ü
In the first half of 2012 (1H12), the Company recorded a profit of Ch$54,893.7 million, higher by Ch$9,227.5 million or 20.2% with respect to the profit recorded in the first half of 2011 (1H11). This result was attributable to the outstanding 12% growth recorded by the recurring business (defined as revenues minus operating expenses composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium), basically driven by superior revenues of Ch$7,092.0 million given the growth of fee income (Ch$6,898.8 million or 9.8%) as higher salary base of contributors was recorded in the period.

Ü
Likewise, operating expenses rose (Ch$1,208.5 million or 4.5%), but to a lower extent than fee income. This increase was basically triggered by higher miscellaneous other operating expenses, mainly related to data processing and other operating expenses plus superior employee expenses.

Ü
Regarding mandatory investments, 1H12 recorded higher gains of Ch$1,102.5 million with respect to 1H11 attributable to a higher weighted average nominal return of pension funds recorded in the period (+2.97% v/s +2.30% in 1H11), basically due to earnings yield by local stock markets and local fixed income during the semester.

Ü
The positive result attained in the semester was also sustained by profits generated by the associates, higher by Ch$2,535.6 million with respect to the same half of 2011, stemming from best performances exhibited by AFP Horizonte in Peru and local associates.

Ü
Concerning income taxes, they recorded a higher expense of Ch$682.2 million or 6.5%, but such increase was lower than profits before taxes. The aforementioned since the provision for taxes was made in accordance with taxable basis, which growth was lower.

Ü
Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the recognition of a profit of Ch$1,517.9 million in 1H12, representing a decrease of 1.1% as compared to the same half of 2011.

Ü
As of June 30, 2012, Provida continues to lead the Chilean pension fund industry with a total of US$41,369.1 million of assets under management, equivalent to a market share of 29%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million participants and 1.8 million of contributors as of June 2012, equivalent to market share of 38% and 35% respectively.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2012

Ü
The second quarter of 2012 (2Q12) recorded a profit of Ch$21,573.9 million, lower by Ch$1,093.0 million or 4.8% with respect to the profit attained in the second quarter of 2011 (2Q11). This result was basically triggered by losses from mandatory investments, negative in Ch$4,334.1 million with respect to gains recorded in 2Q11. The above due to the weighted average nominal return of pension funds in 2Q12 was -1.57% that compares with the positive return of +0.42% recorded in 2Q11.

Ü
The above was partially offset by superior revenues of Ch$2,434.7 million recorded in the quarter due to higher fee income (Ch$2,808.5 million or 8.0%) as a result of the growth experienced by the contributors’ salary base. Likewise, operating expenses –composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium- increased but to a lower extent (4.4%) than fee income, largely attributable to superior miscellaneous other operating expenses related to administration and data processing expenses, plus superior employee expenses.

Ü	Additionally, associates positively contributed to the result with higher profits of Ch$1,199.1 million, basically due to higher profits recorded by AFP Horizonte in Peru and local associates.

Ü	Regarding income taxes, the period recorded a lower provision of Ch$132.7 million driven by lower profits before taxes recorded in the quarter.

Business Drivers	Jun-12	Market Share
AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Average number of contributors	1,815,580	35.3%
	Average number of pensioners	590,330	37.3%

	Average salary base (US$ Million)	1,586.1	28.8%
	AUM (US$ Million)	41,369.1	28.7%
	Average real return of Pension Fund (Cum Jun12)	1.46%
	Pension Fund Type A real return (Cum Jun12)	0.42%
	Pension Fund Type B real return (Cum Jun12)	0.91%
	Pension Fund Type C real return (Cum Jun12)	1.71%
	Pension Fund Type D real return (Cum Jun12)	1.74%
	Pension Fund Type E real return (Cum Jun12)	1.82%

	Other Variables	Jun-12	Market
			Share

	Average number of branches	59	27.7%
	Average number of administrative employees	920	25.7%	(1)
	Average number of sales agents	463	23.4%	(1)
	(1) Market Share as of March, 2012

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST HALF OF 2012

As of June, the monthly economic index (IMACEC) grew by 6.2% as compared with the same month of last year. This result was mainly triggered by the growths exhibited by trade, services and the favorable development of electricity generation.

Regarding foreign trade, the trade balance accumulated a positive balance of US$ 4,718.3 million in the first half of 2012, an amount 42% lower than the figure recorded in the same period in 2011. In 1H12, the exports accumulated US$ 40,580.1 million, a decrease of 2% over the same period of 2011, which is explained by the reduction experienced by the amount of non-mining shipments (representing 39% of total exports), which fell 5%, mainly due to reduced shipments of fruits and manufacturing and waste of copper. Additionally, exports of mining products decreased by 1% (representing 61% of total exports), mainly due to a lower copper price recorded (18%).

Likewise, imports totaled US$35,861.9 million, representing an increase of 7% over the 1H11. This variation was explained by the growth of 5% in the fuel amount imported (which accounts for 23% of total imports), basically "diesel oil", plus the increased amount of machinery and mechanical appliances imported (representing 13% of total imports) increasing by 9%, and a 16% increase recorded by electrical equipment and appliances (representing 8% of total imports).

The Consumer Price Index (CPI) accumulates in the first six months of the year a variation of 0.4% and 2.7% in a twelve-month period. The accrued variation in 2012 is mainly attributable to rises recorded in Education (3.4% with an effect of 0.20 p.p.), Restaurants and Hotels (3.7% with an effect of 0.16 p.p.), Furniture and Household items (1.3% with an effect of 0.10 p.p.), Health (1.7% with an effect of 0.09 p.p.) and Transport (0.4% with an effect of 0.08 p.p.), which were partially offset by a decrease recorded by Accommodation and Basic Services (-2.0% with an effect of -0.27 p.p.) and Clothes and Shoes (-2.8% with an effect of -0.15 p.p.).

Regarding the monetary policy rate, the Central Bank decided to maintain it at 5.0% annually in the meeting held on July 12, 2012. The Central Bank based its decision considering that at foreign level, although progress in the Eurozone was well received, volatility in the markets remains high. Among domestic factors, it has mentioned that activity would converge to its trend growth, while low inflation rates of recent times are explained by energy and food components.

In relation to the labor market, the mobile quarter April-June 2012 recorded an unemployment rate of 6.6%, decreasing 0.1 percent points with respect to the previous mobile quarter, and 0.6 percent points in a twelve-month period. The decline in the twelve-month period was attributable to the greater expansion in occupation (1.3%) with respect to labor force (0.7%), following the trend of increases at lower interest rates observed since last year, being more frequent from the beginning of this year. Such trend was accompanied by an increase to rising rates, of people not belonging to Labor force or Inactive (2.8%), reflecting a situation of less dynamism in market indicators, which contrasts with the situation exhibited in the same period of last year. Participation rates and employment declined for the first time in twelve months, influenced mainly by men.

The smaller increase in employment was influenced by the decrease in the self-employed category, which declined for the third consecutive time and in a greater magnitude. Occupation continued to decline in areas such as: employers, domestic service, and non-remunerated family workers. Salaried workers continued to be the only category that explains the increase in employment in twelve months. By sectors, most of increments of employment were recorded by Public Administration and Defense, and Mining. Decreases were recorded mainly in Trade, followed by Agriculture, Hunting, Livestock and Forestry.

Regarding the previous mobile quarter, the labor force and the occupied sector decreased, explained by the seasonality of the period in case of the occupied sector. This was the result of the decline in employment for men and in a marked decrease of unoccupied women that led to an increase of inactive or women not belonging to the labor force.

Finally regarding the Company´s information, it is noteworthy that at the end of May 2012, AFP Provida’s comptroller, Banco Bilbao Vizcaya Argentaria S.A., informed the market its intention to initiate a study of strategic alternatives for its mandatory pension business in Latin America.

Among the alternatives considered, it is the sale of all or part of the AFPs in Chile, Colombia and Peru, and the Asministradora de Fondos para el retiro (Administrator of Retirement Funds) AFORE in Mexico.

It is estimated that such process could last several quarters and do not necessarily end in a sale.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

In the first half of 2012 (1H12), the Company recorded a profit of Ch$54,893.7 million, an increase of Ch$9,227.5 million or 20.2% as compared to the profit attained in the first half of 2011 (1H11).

This result was attributable to the growth recorded by the recurring business (defined as revenues minus operating expenses composed by employee expenses, miscellaneous other operating expenses and life and disability insurance) higher by Ch$5,883.5 million or 12.0% with respect to the 1H11. Behind this evolution was the rise of 9.8% in fee income –main component of revenues- while the increase in operating expenses was lower, reaching 4.5%, as higher miscellaneous other operating expenses and employee expenses were recorded.

In addition, gains on mandatory investments were higher by Ch$1,102.5 million with respect to the 1H11, mainly due to returns recorded at local level by both stock markets (IPSA +5.3%) and fixed income given the falls exhibited by interest rates in the period.

Moreover, the associates positively contributed to the result of the semester with higher profits of Ch$2,535.6 million, given the better performance exhibited by AFP Horizonte in Peru, as well as local associates.

Finally, regarding income taxes, the period recorded an expense in accordance with the taxable basis, which increased to a lower extent that the accounted profits before taxes in 1H12.

During 1H12, earnings per share (each ADR represents fifteen shares) were Ch$165.68 as compared to Ch$137.83 obtained in 1H11. As of June 30, 2012, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2011.

Revenues

In 1H12, revenues were Ch$82,992.8 million, an increase of Ch$7,092.0 million or 9.3% as compared to the same period in 2011. This increase was mainly explained by higher fee income of Ch$6,898.8 million due to the growth observed in mandatory contributions. Additionally, higher other revenues of Ch$193.1 million were recorded, basically due to higher operating results from the associate Genesis in Ecuador.

•
Fee income was Ch$76,971.1 million in 1H12, an increase of Ch$6,898.8 million (9.8%) as compared to the same period in 2011. This increase was mainly attributable to higher mandatory contributions, as a result of a higher participant’s salary base (8.6%), due to the higher number of contributors, but mainly the increase observed in their taxable income. Contributing to the above was fee mandatory income stemming from the regularization of residual and unprocessed contributions from previous periods made by Social Pension Institute (IPS).

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 38% in terms of number of participants, 35% in terms of contributors and 29% in terms of salary base as of

June 2012. The market share of total assets under management was 29% as of June 30, 2012. In figures, the average number of contributors was 1,815,580, the monthly average salary base was US$1,586.1 million and assets under management amounted to US$41,369.1 million.

•
Other revenues were Ch$6,021.7 million in 1H12, increasing by Ch$193.1 million (3.3%), with respect to 1H11. This increase was attributable to higher other revenues other than financial revenues for Ch$206.2 million (4.1%), basically due to higher operating results from the associate Genesis in Ecuador, as well as higher fees from services rendered by Administradora de Fondos de Cesantía (AFC). Additionally, the period recorded lower financial revenues of Ch$13.0 million (1.5%) stemming from the life and disability insurance contract. The aforementioned due to lower cash flows administered in view of the payment of casualties, as the contract is in run off stage, which overshadowed the higher returns obtained in the period.

Mandatory investments

In the 1H12, gains from mandatory investments were of Ch$5,811.7 million, an increase of Ch$1,102.5 million or 23.4% with respect to the result recorded in the 1H11. The weighted average nominal return of pension funds was +2.97% as of June 2012 as compared to the nominal return of +2.30% recorded in the same period in 2011, where the main contribution were Fund Type C (50% of the gains) with a nominal return of +3.23% and Fund Type D (19% of the gains) with a nominal return of +3.25%.

The overall return in the period was basically triggered by the growths observed in the local stock markets, measured through IPSA that cumulates +5.3% in the first six months of 2012, adding positive results achieved by foreign stock markets, mainly in developed economies, MSCI World 4.8%: USA 8.7%, Japan 7.8% and Europe 0.5%. In addition to the above was the favorable effect of the fall experienced by interest rates during the period in the local fixed income.

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$2,053.8 million in the 1H12, an increase of Ch$59.4 million (3.0%) as compared to the credit recorded in the 1H11.

During this year, the speed of payment has become very relevant since most of casualties will be paid during this period. Given the above, a constant decrease in the level of casualty reserves has been recorded due to fluctuations of market interest rates and principally casualty settlements (additional contributions and temporary pensions) with no inflows, since the contract is in run-off stage and thus new premiums are not received.

In order to determine the provision at fair value, the monthly variation of the reserve is statistically analyzed by developing a frequency distribution with the corresponding graphic representation. From this analysis, the average values of the reserve are obtained, forecasting a future performance based on such historical evolutions.

In accordance with the latter, the reserve level per casualty has decreased, thus the long term fluctuation of discount rates does not significantly affect the value of reserves. Consequently, it was determined that the provision calculated by the model as of December 2011 must be reduced according to the reserve evolution, involving a reversal of Ch$2,271.9 million in casualty provisions, higher by Ch$83.9 million as compared to the figure recorded in 1H11.

This was partially offset by a higher temporary premium of Ch$24.5 million with respect to 1H11, given the greater amount of residual and un-credited contributions processed, affected by the regularization of previous periods made by the IPS.

Employee expenses

Employee expenses amounted to Ch$14,728.8 million in 1H12, an increase of Ch$489.0 million or 3.4% with respect to 1H11. This result was driven by higher expenses in wages and salaries of administrative salaries, indemnities and short term benefits.

•
Wages and salaries of administrative personnel were Ch$8,522.7 million in 1H12, increasing by Ch$275.6 million or 3.3% as compared to the same period in 2011. This result was basically attributable to higher expenses in fixed salaries given the adjustments in wages by inflation and productivity. In addition, the period registered a larger staff with the subsequent higher wages and benefit allowances paid to personnel. The latter was partially offset by lower expenses related to: training, basically related to corporate matters and associated trips; accrued vacations resulting from the higher reversal of provisions in connection with the larger use of vacations; overtime since this expense has been highly controlled and the one time effect of seniority awards since a new award for 30 years of service in the Company was created in 2011, which involved to make the associated provision to such expense.

In figures, the average administrative staff of Provida was 924 workers in 1H12, increasing by 2.3% with respect the average staff in 1H11 (903 administrative workers). By comparing the end of each period, the administrative staff increased by 0.8%, from 912 in June 2011 to 919 workers in June 2012.

•
Wages and salaries of sales personnel were Ch$4,889.7 million in 1H12, a decrease of Ch$34.2 million or 0.7% as compared to 1H11. This decrease was basically driven by lower variable-based remunerations, given lower number of awards, participations and accrued commissions for vacations paid to sales staff. Also, the period recorded lower seniority awards in view of the one-time effect of the acknowledgment of the new seniority award in 2011, related to 30 years of service in the Company.

The latter was partially offset by lower reversal of provisions for accrued vacations as a result of the lower use of them and superior benefit allowances and fixed wages associated with larger staff. This new staff was incorporated in April 2012, so they are ending their training process to reach the expected level productivity, which would involve higher level of fee income, as well as higher commissions paid to sales force.

In figures, the average number of sales employees was 463 workers in 1H12, an increase of 4.0% with respect to the number maintained in 1H11 (445 sales agents). With respect to the evolution at the end of each period, the sales force increased by 8.6% from 440 salespeople in June 2011 to 478 in June 2012.

•	Short-term benefits to employees were Ch$756.5 million in 1H12, an increase of Ch$104.4 million or 16.0% as compared to 1H11 due to higher provisions made for bonuses required in the semester.

•
Indemnities paid in 1H12 were Ch$559.8 million, an increase of Ch$143.2 million or 34.4% as compared to 1H11. This increase was due to higher indemnities of Ch$178.5 million paid to sales personnel, stemming from the implementation of a new distribution model that seeks to improve the profile of sales agents.

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$4,249.7 million in 1H12, an increase of Ch$146.9 million or 3.6% with respect to 1H11. This increase was basically caused by the higher amortization expenses recorded in the period.

•
The depreciation expense was Ch$1,145.3 million in 1H12, a decrease of Ch$31.5 million or 2.7% with respect to the same period in 2011. This decrease was basically due lower depreciation costs of computing hardware and real estate, the latter regarding the sales of properties made in recent periods.

•
The amortization expense was Ch$3,104.4 million in 1H12, an increase of Ch$178.4 million or 6.1% with respect to the same period in 2011. This increase was mainly caused by higher amortization of intangibles, referred to developments of the Unified Platform.

Impairment losses

Impairment losses were Ch$176.2 million in 1H12, a negative deviation for the same amount since 1H11 did not record any amount for this concept. It should be mentioned that the Company is implementing a policy aimed at assessing its principal fixed assets (real estate over Ch$40.0 million) every three years or earlier if there is any information of impairment. According to the latter, the period recorded an impairment loss related to the devaluation of a property, not used as a branch agency, located in the city of Santiago. The loss stemmed from the difference between the book value and the market valuation in June 2012.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$15,457.3 million in 1H12, an increase of Ch$778.8 million or 5.3% with respect to 1H11. This result was attributable to the following:

•
Marketing expenses were Ch$860.4 million in 1H12, an increase of Ch$130.9 million or 17.9% with respect to the same period in 2011. This increase was caused by higher expenses in publicity for creative services, due to the basis of comparison since this expense was concentrated in the third quarter in 2011; publicity mainly related to promotion of self-employed contributions; communications to participants associated with quarterly balance sheet costs and expenses related to supporting to the sales force.

•
Data processing expenses were Ch$1,962.5 million in 1H12, an increase of Ch$309.6 million or 18.7% with respect to 1H11. This result was caused by higher host maintenance and installations expenses and host maintenance with related companies, both associated with minor enhancements required in the period that did not extend the useful life of the assets so they cannot be activated, plus a superior cost in the Regional Computer Center (CCR) in Mexico due to a higher volume of operations.

•
Administration expenses amounted to Ch$11,015.9 million in 1H12, an increase of Ch$138.6 million or 1.3% as compared to the same period in 2011. This increase was mainly attributable to higher expenses in outsourcing related to payroll typing services and call center; micrographs as per the reversal of provisions made in 1Q11 as this service finished in that period; foreign stock exchanges for the reclassification of expenses erroneously accounted for in such account (previously acknowledged as interest expenses) and operating write-offs, basically referred to contracts terminated with insurance companies. The above was partially offset by lower effective expenses in mails and delivery companies, plus lower expenses in telephony.

•
Other operating expenses amounted to Ch$1,618.5 million in 1H12, higher by Ch$199.8 million or 14.1% with respect to 1H11. The latter due to superior expenses in disability qualification related to medical fees and clinical examinations, in connection with casualties pending of evaluation from the contract in run off stage, as well as claims from affiliates not covered by the present insurance system, which determinations must be financed by the AFPs according to the regulation.

Financial income (expenses)

Financial income (expenses) was Ch$1,575.0 million in 1H12, an increase of Ch$823.2 million or 109.5% with respect to the same period in 2011, due to the Company’s higher liquidity levels and better returns obtained from the investments of such surplus of cash flow.

Share of the profit (loss) from equity accounted associates

In 1H12, share of the profit (loss) from equity accounted associates was Ch$6,492.7 million, an increase of Ch$2,535.6 million or 64.1% with respect to 1H11, as all the associates positively contributed. Foreign associates contributed in the aggregate of Ch$1,454.6 million, where the profits generated by AFP Horizonte in Peru (Ch$1,268.5 million) was highlighted due to superior gains from mandatory investments, as well as higher fee income. The favorable result recorded by AFORE Bancomer in Mexico was also triggered by higher fee income and the best result generated by mandatory investments. At local level, associates recorded higher profits of Ch$1,081.0 million given the higher income from sales generated by Previred and superior fee income by AFC.

Company	Country	2012	2011	Change	%

		(Millions of Chilean pesos, except percentages)

DCV	Chile	59.3	46.1	13.2	28.7%
AFC	Chile	1,232.4	558.8	673.6	120.6%
Previred	Chile	1,437.8	1,043.6	394.2	37.8%
Bancomer	México	1,967.0	1,781.0	186.1	10.4%
Horizonte	Perú	1,796.2	527.7	1,268.5	240.4%

TOTAL		6,492.7	3,957.2	2,535.6	64.1%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of June 2012, this associate accounted for a total of 1,394,743 affiliates and assets under management for US$7,823 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of June 2012, AFORE Bancomer maintained an affiliate portfolio of 4,515,971 and funds under management for US$18,795 million, representing market shares of 10% and 15%, respectively, situating it in fourth place in terms of affiliates and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Exchange differences

The exchange differences recorded losses for Ch$47.2 million in 1H12, negative in Ch$142.7 million with respect to the gains recorded in the same period in 2011. This result was attributable to losses in exchange rate in view of the appreciation of 3.34% of Chilean peso against the dollar (v/s the depreciation of 0.03% recorded in 1H11) that decreased the value in Chilean pesos of assets held in dollars. Additionally, the period recorded exchange differences stemming from dividends received by Provida Internacional.

Other non-operating revenues

Other non-operating revenues were Ch$2,040.0 million in 1H12, an increase of Ch$85.2 million or 4.4% as compared to the same semester in 2011. This result was attributable to the positive net effect by the earthquake given the reimbursement from insurers, adding superior revenues for unpaid and annulled checks. The aforementioned was partially offset by lower revenues from rentals, as well as lower revenues on sales of assets.

Other non-operating expenses

Other non-operating expenses were Ch$218.1 million in 1H12, higher in Ch$87.8 million or 67.4% as compared to the same semester in 2011. This result was attributable to superior fines paid to Government institutions (Superintendency of Pensions).

Income tax expense

Income tax expense was Ch$11,177.2 million in 1H12, higher by Ch$682.2 million or 6.5% with respect to 1H11. This expense is in line of the taxable income that increased to a lesser extent than the accounting profit before taxes.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$380,402.7 million as of June 30, 2012, a decrease of Ch$9,945.9 million or 2.5% with respect to December 31, 2011. This result was attributable to lower current assets (Ch$10,595.9 million), mainly referred to the inferior level of cash and cash equivalent, which was partially offset by superior non-current assets (Ch$650.0 million) basically stemming from higher mandatory investments.

•
As of June 30, 2012, current assets were Ch$75,582.5 million, decreasing by Ch$10,595.9 million or 12.3% with respect to December 31, 2011. This variation was mainly attributable to lower cash and cash equivalent of Ch$22,564.0 million as final dividends corresponding to fiscal year 2011 were distributed in order to reach 100% of 2011 profit, which was partially offset by cash flows generated from the recurring business during the first half of 2012. The latter was accompanied by lower trade and other receivables for current taxes of Ch$6,727.0 million due to inferior temporary monthly payments which are calculated using historical interest rates.

The aforementioned was partially offset by superior financial assets at fair value through profit of Ch$13,992.1 million, basically associated with deposits for 90 days or more, given the convenient interest rates offered by banks, and higher trade and other receivables Ch$2,405.5 million, basically from the Government (Ch$2,260.5 million) related to winter bonuses and pensions financed by the Government’s guarantee. Additionally, the period recorded superior accounts receivable from related parties of Ch$2,073.4 million basically from Administradora de Fondos de Cesantía, as part of its equity interest reimbursement since this entity finishes its operations in the first semester of next year.

•
Non-current assets amounted to Ch$304,820.2 million as of June 30, 2012, an increase of Ch$650.0 million or 0.2% with respect to December 31, 2011. This variation was basically attributable to higher mandatory investments of Ch$7,396.9 million due to the normal contributions recorded in the growing salary base of clients, as well as the positive accrued return of pension funds in the period.

The above was partially offset by lower investments accounted for using equity method of Ch$3,216.4 million, basically related to AFC. Behind this is the fact that Provida could not participate in the new bidding process of unemployment insurance management for the next 10 years beginning in July 2013 (expected date). As a consequence, the associate has announced the reimbursement of its capital in July 2012, so this operation was acknowledged, decreasing the amount of the line share of the profit from equity accounted associates but, as a counterpart, superior accounts receivable from related parties were recorded as mentioned previously.

Additionally, intangible assets decreased by Ch$2,695.7 million given the amortization of the customer lists of AFPs local acquisitions (Protección, Unión and El Libertador).

Liabilities

Total liabilities amounted to Ch$87,859.7 million as of June 30, 2012, an increase of Ch$2,291.6 million or 2.7% with respect to December 31, 2011. This result was attributable to higher current liabilities (Ch$1,751.6 million), mainly due to superior trade and other payables, adding higher non-current liabilities (Ch$540.0 million) as a result of superior liabilities for deferred taxes.

•
Current liabilities amounted to Ch$58,868.2 million as of June 30, 2012, a rise of Ch$1,751.6 million or 3.1% with respect to December 31, 2011. This variation was attributable to higher trade and other payables of Ch$15,075.5 million, due to superior level of minimum dividends (Ch$8,668.3 million) since at the close of 2011, the amount for minimum dividends were adjusted by the temporary dividend paid in October of such year, while as of June the minimum dividends was accounted for, representing 30% of profits of the year. Additionally, the period recorded superior cessations of payments from the Government guarantee (Ch$3,467.5 million) and higher payable pensions (Ch$2,956.3 million) basically referred to pension pending of payments as the process was affected by an extraordinary operational delay.

The latter was partially offset by lower accounts payable for current taxes of Ch$8,220.9 million due to the inferior first category tax paid since it included just six months, meanwhile as the close of 2011 it was included the annual taxes that were paid in April 2012. In addition, lower provisions of Ch$4,475.5 million were acknowledged, mainly related to unfavorable casualty rate as the contract is in a run off stage, and profits bonuses given the payment corresponding the year 2011 made in the first months of 2012.

•
Non-current liabilities amounted to Ch$28,991.5 million as of June 30, 2012, an increase of Ch$540.0 million or 1.9% with respect to December 31, 2011, as a result of higher liabilities for deferred taxes (Ch$577.6 million), in relation with gains from mandatory investments during the semester.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$292,543.0 million as of June 30, 2012, decreasing by Ch$12,237.5 million or 4.0% with respect to December 31, 2011. The latter basically driven by the final dividend distribution of the year 2011 paid in May 2012, plus the acknowledgement of the minimum dividend of 2012 (30% of the profit), which were partially offset by profits generated during the period.

Exchange rate

As of June 30, 2012, the exchange rate was Ch$501.84 per dollar, while at the same date in 2011, it was Ch$468.15 per dollar. In 1H 12, the Chilean peso appreciated against the dollar (3.34%), while in 1H11 the Chilean peso depreciated against the dollar (0.03%).

COMPREHENSIVE INCOME STATEMENT

	2012	2011	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	82,992.8	75,900.8	7,092.0	9.3%
Gain on mandatory investments	5,811.7	4,709.2	1,102.5	23.4%
Life and disability insurance premium expense (less)	2,053.8	1,994.4	59.4	3.0%
Employee expenses (less)	(14,728.8)	(14,239.8)	(489.0)	3.4%
Depreciation and amortization (less)	(4,249.7)	(4,102.8)	(146.9)	3.6%
Impairment losses (less)	(176.2)	-	(176.2)
Miscellaneous other operating expenses (less)	(15,457.3)	(14,678.5)	(778.8)	5.3%
Finance costs (less)	(17.8)	(51.2)	33.4	-65.1%
Income (loss) from investments	1,575.0	751.7	823.2	109.5%
Share of the profit (loss) from equity accounted associates	6,492.7	3,957.2	2,535.6	64.1%
Exchange differences	(47.2)	95.6	(142.7)	-149.3%
Other non-operating income	2,040.0	1,954.8	85.2	4.4%
Other non-operating expenses (less)	(218.1)	(130.2)	(87.8)	67.4%

PROFIT (LOSS) BEFORE TAX	66,070.9	56,161.2	9,909.7	17.6%

Income tax expense	(11,177.2)	(10,495.0)	(682.2)	6.5%
Profit (loss) after tax from continuing operations	54,893.7	45,666.2	9,227.5	20.2%

PROFIT (LOSS)	54,893.7	45,666.2	9,227.5	20.2%

STATEMENT OF FINANCIAL POSITION

	6-30-2012	12-31-2011	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	75,582.5	86,178.4	(10,595.9)	-12.3%
Non-current assets	304,820.2	304,170.2	650.0	0.2%

TOTAL ASSETS	380,402.7	390,348.6	(9,945.9)	-2.5%

Current liabilities	58,868.2	57,116.6	1,751.6	3.1%
Non-current liabilities	28,991.5	28,451.5	540.0	1.9%

Shareholders' Equity	292,543.0	304,780.5	(12,237.5)	-4.0%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	380,402.7	390,348.6	(9,945.9)	-2.5%

CASH FLOW STATEMENT

	2012	2011	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	48,015.0	45,293.7	2,721.3	6.0%
Cash flow from (used in) operations	50,388.6	40,638.2	9,750.4	24.0%
Cash flow from (used in) other operating activities	(2,373.6)	4,655.5	(7,029.1)	-151.0%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(12,501.2)	1,109.5	(13,610.7)	-1226.8%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(58,077.8)	(49,756.5)	(8,321.3)	16.7%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(22,564.0)	(3,353.3)	(19,210.7)	572.9%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2012

Profit

In the second quarter of 2012 (2Q12), the Company recorded a profit of Ch$21,573.9 million, a decrease of Ch$1,093.0 million or 4.8% with respect to profit recorded in the second quarter in 2011 (2Q11).

This result was basically attributable to losses from mandatory investments, negative in Ch$4,334.1 million with respect to the gains recorded in the same quarter in last year, due to negative returns obtained in the quarter by foreign and local stock markets.

The above was partially offset by the positive result achieved by the recurring business (defined as revenues minus operating expenses, which are composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium), higher by Ch$1,838.9 million with respect to 2Q11 as a result of higher revenues (Ch$2,434.7 million), given the growth experienced by salary base recorded in the quarter that increased fee income (8.0%). Likewise, operating expenses increased to a lesser extent (4.4%), mainly due to higher miscellaneous other operating expenses, basically related to administration and data processing expenses.

Additionally, the period recorded higher profits of Ch$1,199.1 million from associates, mainly higher profits generated by AFP Horizonte in Peru and local associates.

Regarding income taxes, the quarter recorded an inferior provision due to lower earnings before taxes recorded in the quarter.

During 2Q12, earnings per share (each ADR represents fifteen shares) were Ch$65.12 as compared to Ch$68.41 obtained in 2Q11.

Revenues

In 2Q12, revenues were Ch$40,680.7 million, an increase of Ch$2,434.7 million or 6.4% with respect to the same period in 2011. This result was basically driven by higher fee income of Ch$2,808.5 million in view of the growth observed in mandatory contributions, which was partially offset by lower other revenues of Ch$373.8 million, basically due to inferior financial revenues stemming from the life and disability insurance.

•
Fee income was Ch$37,697.9 million in 2Q12, an increase of Ch$2,808.5 million (8.0%) with respect to the same quarter in 2011. This result was basically driven by higher amounts of mandatory contributions given the growth of salary base (8.4%), driven by larger number of contributor, and to a greater extent the taxable income associated.

In keeping with the growing trend of the salary base of clients, Provida has maintained its leading position in the pension industry with an average market share of 38% in terms of number of participants, 35% in terms of contributors and 29% in terms of salary base. In figures, during the 2Q12 the average number of contributors was 1,805,230 and the monthly average salary base was US$1,579.3 million.

•
Other revenues amounted to Ch$2,982.8 million in 2Q12, decreasing by Ch$373.8 million (11.1%) with respect to 2Q11. This result was basically the outcome of lower financial revenues of Ch$440.4 million or 61.7% from the life and disability insurance contract, as the contract is in run off stage, thus its cash flows have decreased and overshadowed the higher returns obtained during the quarter.

Gains on mandatory investments

During 2Q12, mandatory investments recorded losses of Ch$3,461.1 million, negative in Ch$4,334.1 million with respect to gains recorded in 2Q11. The weighted average nominal return of pension funds was -1.57% in 2Q12, which is compared to the +0.42% recorded in 2Q11. The return of the period was negatively affected by fells exhibited by foreign stock markets in developed countries: MSCI World -5.6%: Japan -9.7%, USA -3.0% and Europe -3.1%) and emerging countries (MSCI Emerging -9.9%: Russia -17.6%, Brazil -15.8% and China -9.3%). The local stock market also followed the global trend of this period, falling by -5.8% (measured through the IPSA).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$852.4 million in 2Q12, lower by Ch$27.6 million (3.1%) with respect to the credit registered in 2Q11. This result was sustained by a lower adjustment in provisions of Ch$73.9 million regarding the amount recorded in the same quarter in 2011, which was partially offset by lower expenses in temporary premium of Ch$46.3 million stemming from processing of residual and unaccredited contributions.

Employee expenses

Employee expenses amounted to Ch$7,419.6 million in 2Q12, an increase of Ch$162.4 million or 2.2% with respect to the 2Q11. This result was basically triggered by higher wages and salaries to administrative personnel of Ch$266.0 million and indemnities of Ch$63.6 million, which was partially offset by lower short-term benefits of Ch$141.6 million.

•
Wages and salaries of administrative personnel amounted to Ch$4,420.6 million in the 2Q12, higher by Ch$266.0 million or 6.4% with respect to the figure recorded in the same quarter in 2011. This result was affected by the superior fixed component of remunerations, due to adjustments in wages by inflation and productivity. Also, the quarter recorded a larger staff, recording higher wages and benefit allowances. The above was partially offset by lower overtime costs given the greater control over it. Likewise, AFP Genesis in Ecuador also recorded higher wages and salaries of administrative personnel.

In figures, the average administrative staff was 927 workers in 2Q12, while in the 2Q11 it was 906, an increase of 2.4% (21 workers).

•
Wages and salaries of sales personnel amounted to Ch$2,459.8 million in 2Q12, a decrease of Ch$25.6 million or 1.0% with respect to the same quarter in 2011. This positive variation was mainly explained by lower variable-based remuneration paid to sales agents referred to awards, commissions and participations. The aforementioned was partially offset by higher fixed remunerations and benefit allowances associated with a larger staff, which has not affected yet the variable-based remunerations since this new sales force is under training in order to reach the expected productivity levels that should positively impact fee income.

Finally, AFP Genesis in Ecuador recorded higher wages and salaries of sales personnel for 10.5%.

In figures, the average number of sales agents was 485 workers in 2Q12, an increase of 10.9% with respect to the number maintained in the 2Q11 (438 sales agents).

•	Short term benefits to employees amounted to Ch$204.5 million in 2Q12, decreasing by Ch$141.6 million or 40.9% with respect to the 2Q11, given the lower provision for bonuses in made in the quarter.

•	Indemnities were Ch$334.7 million in the 2Q12, an increase of Ch$63.6 million or 23.5% regarding 2Q11. This evolution was the outcome of superior indemnities paid to the sales personnel.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,133.9 million in 2Q12, an increase of Ch$93.9 million or 4.6% with respect to 2Q11. This result was mainly driven by superior amortization of Ch$107.9 million.

•
In 2Q12, the depreciation expenses were Ch$575.8 million, a decrease of Ch$14.0 million with respect to the expenses recorded in the same period in 2011. This result was attributable to lower expenses in all the lines, mainly depreciation of hardware.

•
The amortization expenses in 2Q12 were Ch$1,558.1 million, an increase of Ch$107.9 million or 7.4% with respect to the same quarter in 2011, determined by higher amortization of intangibles associated with developments of the Unified Platform.

Impairment losses

Impairment losses were Ch$176.2 million in 2Q12, a negative deviation for the same amount since 2Q11 did not record any amount for this concept. It should be noted that the Company is implementing an assessment policy of its main assets every three years (or earlier if there is evidence of impairment). In this context, the quarter recorded impairment losses relate to the devaluation of a property, not used as a branch agency, located in the city of Santiago. The loss stemmed from the difference between the book value and the market valuation in June 2012.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,634.9 million in 2Q12, an increase of Ch$405.8 million or 5.6% with respect to the 2Q11. This result was basically driven by higher administration expenses (Ch$242.0 million) and data processing expenses (Ch$153.1 million).

•
Marketing expenses were Ch$259.3 million in 2Q12, lower by Ch$55.9 million with respect to same quarter in 2011. This result was attributable to inferior expenses incurred in publicity, and events and sponsoring, since 2Q11 was more intensive especially promoting voluntary pension savings. The above was partially offset by superior expenses in publicity administration for creative services given the comparison basis, since this expense was concentrated in the third quarter in 2011, adding higher marketing expenses recorded by AFP Genesis in Ecuador.

•
Data processing expenses were Ch$1,003.1 million in 2Q12, an increase of Ch$153.1 million or 18.0% with respect to 2Q11. The result was basically driven by higher costs in host maintenance with related companies, as new minor projects have been developed which do not qualified to be activated, adding adjustments of provisions made in 2Q11 and the superior cost of CCR given the higher level of operations.

•
Administration expenses amounted to Ch$5,580.7 million in 2Q12, a growth of Ch$242.0 million or 4.5% with respect to the same quarter in 2011. The superior expense was mainly attributable to superior expenses incurred in outsourcing for services related to payroll typing and call center, superior advisories and higher expenses in foreign stock exchanges for reclassification of expenses initially accounted for as interest expenses.

•
Other operating expenses were Ch$791.9 million in 2Q12, an increase of Ch$66.6 million or 9.2% with respect to the same period in 2011. This result was explained by superior costs incurred in disability qualification, mainly related to medical fees and clinical examinations referred to both, casualties pending of evaluation stemming from the insurance contract (currently in a run-off stage), as well as claims from participants not covered by the present insurance systems, which must be financed by the Company as per the regulation. Additionally, the period recorded a higher installment paid to the AFP association, based on the effective cost of the semester.

Financial income (expenses)

Financial income (expenses) in the 2Q12 amounted to Ch$989.2 million, higher by Ch$600.2 million (154.3%) as compared to the same quarter in 2011, due to higher levels of the Company´s liquidity and superior returns obtained by such investments from cash flows surplus.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$3,123.2 million in 2Q12, higher by Ch$1,199.1 million or 62.3% with respect to 2Q11. This result basically sustained by the higher profits generated by local associates (Ch$657.4 million in the aggregate) due to higher revenues on sales from AFC, as well as higher revenues on sales recorded by Previred, plus higher profits generated by AFP Horizonte in Peru (Ch$562.4 million) given higher fee income recorded.

Company	Country	2Q12	2Q11	Change	%

		(Millions of Chilean pesos, except percentages)

DCV	Chile	32.7	30.8	1.9	6.2%
AFC	Chile	695.2	239.5	455.7	190.3%
Previred	Chile	733.5	531.7	201.7	37.9%
Bancomer	México	953.9	976.6	(22.6)	-2.3%
Horizonte	Perú	707.9	145.5	562.4	386.5%

TOTAL		3,123.2	1,924.1	1,199.1	62.3%

Exchange differences

The exchange differences generated losses of Ch$27.6 million in 2Q12, positive in Ch$10.4 million with respect to the losses recorded in 2Q11. This result was driven by the positive effect of the depreciation of Chilean peso against the Dollar (3.0%) recorded in 2Q12 that increased the value in Chilean pesos of deposits and accounts receivable maintained in dollars, as compared to the appreciation (2.4%) of Chilean Peso against the Dollar recorded in the same period in 2011.

The latter was partially offset by lower balances recorded due to the revaluation of additional contribution receivable from insurers (balances measured in UF) with respect to 2Q11, given the inferior increase of UF (0.4% v/s 1.4% in 2Q11). Also, the period recorded exchange differences generated of dividends received from Provida Internacional.

Other non-operating revenues

Other non-operating revenues were Ch$1,124.2 million in 2Q12, a decrease of Ch$218.7 million or 16.3% with respect to the same quarter in 2011. This result was explained by the basis of comparison since gains from the sale of a real estate were recorded in June 2011, an effect partially offset by the positive net effect by earthquake given higher reimbursements from insurers in June 2012.

Other non-operating expenses

Other non-operating expenses were Ch$158.7 million in the 2Q12, higher by Ch$113.8 million or 253.4% with respect to the same quarter in 2011. This result was attributable to higher expenses incurred in fines to Government institutions (Superintendency of Pensions) in 2Q12.

Income tax expense

The income tax expense amounted to Ch$4,226.8 million in 2Q12, lower by Ch$132.7 million or 3.0% with respect to 2Q11, due to lower profits before taxes recorded in the period.

Exchange rate

In 2Q12, a depreciation of 2.95% of Chilean peso against the Dollar was recorded, while in 2Q11 an appreciation of 2.36% of Chilean peso against the Dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	2Q12	2Q11	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	40,680.7	38,246.0	2,434.7	6.4%
Gain on mandatory investments	(3,461.1)	873.0	(4,334.1)	-496.5%
Life and disability insurance premium expense (less)	852.4	880.1	(27.6)	-3.1%
Employee expenses (less)	(7,419.6)	(7,257.2)	(162.4)	2.2%
Depreciation and amortization (less)	(2,133.9)	(2,040.0)	(93.9)	4.6%
Impairment losses (less)	(176.2)	-	(176.2)
Miscellaneous other operating expenses (less)	(7,634.9)	(7,229.1)	(405.8)	5.6%
Finance costs (less)	43.0	(19.4)	62.4	321.9%
Income (loss) from investments	989.2	389.0	600.2	154.3%
Share of the profit (loss) from equity accounted associates	3,123.2	1,924.1	1,199.1	62.3%
Exchange differences	(27.6)	(37.9)	10.4	-27.3%
Other non-operating income	1,124.2	1,342.8	(218.7)	-16.3%
Other non-operating expenses (less)	(158.7)	(44.9)	(113.8)	253.4%

PROFIT (LOSS) BEFORE TAX	25,800.7	27,026.4	(1,225.7)	-4.5%

Income tax expense	(4,226.8)	(4,359.6)	132.7	-3.0%
Profit (loss) after tax from continuing operations	21,573.9	22,666.9	(1,093.0)	-4.8%

PROFIT (LOSS)	21,573.9	22,666.9	(1,093.0)	-4.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 16, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 16, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.